UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/22/2021   AND ENDING 12/31/2022

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Titan Global Technologies LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

508 LaGuardia Pl.

(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	770-263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew McDermott _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Titan Global Technologies LLC _____, as of 12/31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer

SEE ATTACHED
NOTARIAL CERTIFICATE

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA NOTARIAL CERTIFICATE
(JURAT)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Orange_

Subscribed and sworn to (or affirmed) before me on this 14th day of _April_ , 20 23 , by _Matthew K. McDermott_, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature _____ .   (Seal)



GRIFFIN RINEY
Notary Public - California
Orange County
Commission # 2390418
My Comm. Expires Jan 12, 2026

TITAN GLOBAL TECHNOLOGIES LLC

(a wholly owned subsidiary of Titan Global Capital Management, Inc)

Financial Statement
December 31, 2022
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 70650

TITAN GLOBAL TECHNOLOGIES LLC

(a wholly owned subsidiary of Titan Global Capital Management, Inc)

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Titan Global Technologies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Titan Global Technologies LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Titan Global Technologies LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Titan Global Technologies LLC's management. Our responsibility is to express an opinion on Titan Global Technologies LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Titan Global Technologies LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Titan Global Technologies LLC's auditor since 2022.
White Plains, New York
April 14, 2023

Titan Global Technologies LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$ 1,829,914
Accounts receivable	75,000
Securities owned	108,320
Due from clearing broker	196,952
Prepaid and other assets	26,885
Total assets	**$ 2,237,071**

Liabilities and Member's equity

Liabilities

Accounts payable and accrued expenses	$ 55,216
Due to related party, net	335,076
Securities sold, not yet purchased	14,539
Total liabilities	404,831
Member's equity	1,832,240
Total liabilities and Member's equity	**$ 2,237,071**

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Titan Global Technologies, LLC ("The Company", "TGT") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is incorporated under the laws of Delaware.

The Company was founded in 2020 and operations commenced on September 22, 2021. TGT is a wholly owned subsidiary of Titan Global Capital Management Inc. ("TGCM", "The Parent Company", "The Member"). The Company provides brokerage services to the clients of TGCM's other wholly owned subsidiary, Titan Global Capital Management USA LLC ("TGCM USA"), an SEC registered investment adviser, and has a fully disclosed clearing arrangement with Apex Clearing Corporation ("Apex", "Clearing Broker").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2022, cash consists primarily of checking and savings deposits. The Company's cash balances exceed those that are federally insured.

Fair Value - The Company follows FASB guidance with respect to fair value measurements and fair value is recorded in accordance with ASC 820, *Fair Value Measurement*. This guidance provides a framework for measuring fair value under U.S. GAAP, for all financial assets and liabilities measured at fair value on a recurring basis. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements (see Note 3).

Use of Estimates - The preparation of the financial statement and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes - The Company is considered a disregarded entity for United States income tax purposes, therefore TGT does not file its own return. All activities are reported on the Parent Company's return. Similar treatment applies for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its Member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the ASC 740.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, *Accounting for Uncertainty in Income Taxes*. The ASC clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022, the Company had no material unrecognized tax and no uncertain tax positions.

Due to/from Related Parties - Amounts reported as due to/from related parties, included in the accompanying statement of financial condition, arise principally from the collaborative activities between TGT and TGCM. These amounts are reported net on the Statement of Financial Condition.

Clearing Broker - The Company clears all of its proprietary and customer transactions through Apex. The fully disclosed clearing agreement requires a deposit with the clearing firm of $250,000. Provided that the Company is not in default on its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the clearing arrangement. This amount is represented in the cash and cash equivalents. Additionally, based on the terms and conditions of the Company's agreement with the Clearing Broker, the amount receivable from the Clearing Broker represents fee and revenue receivables less amounts payable for transaction costs.

Note 3 - Fair Value Measurements

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance

requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2022:

Securities owned:	Level 1	Level 2	Level 3	Total	Valuation technique
Equity Securities	$108,320	$ -	$ -	$108,320	(a)
Short Securities	$14,539	$ -	$ -	$14,539	(a)

There were no transfers between levels during the period.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individual investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its Clearing Broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its Clearing Broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 5 - Related Party Transactions

Pursuant to an expense sharing agreement with the Parent, the Company pays for certain expenses that are paid by the Parent, including office, and general overhead and administrative expenses incurred in the normal course of business. Based on the terms in this agreement, the Company's allocations may not be inclusive of all economic benefits received from or provided to the Parent. The Company occasionally incurs costs which belong to the Parent and are therefore charged to the Parent for reimbursement of those costs.

As of December 31, 2022, the net payables due to the Parent on the Statement of Financial Condition are as follows:

Receivable due from Parent	$ 314,529
Payable due to Parent	649,605
Total net payable due to Parent	$ 335,076

Receivables due from the Parent represent expenses of the Parent that the Company has paid for which the Parent reimburses. Payables due to the Parent represent expense allocations for office, and general and administrative expenses incurred by the Parent for which the Company shares the benefits of those costs.

The related party transactions that give rise to these receivables and payables are settled periodically with cash transfers.

Note 6 - Accrued Expenses

As of December 31, 2022, the accrued expenses on the accompanying Statement of Financial Condition included $54,892 of discretionary payments due to customers as part of a promotional program.

Note 7 – ASC 326 *Credit Losses on Financial Instruments*

The credit loss methodology, Current Expected Credit Losses ("CECL"), as provided for in Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326), requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at cost (e.g., cash and cash equivalents, accounts receivables, and due from clearing broker), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Securities Transactions

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable, if the right of offset exists.

Marketable securities are stated at fair value.

Note 8 – Commitments and Contingencies

Commitments

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnification to customers and counterparties. The Company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

Contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company discloses the contingency. As at December 31, 2022, no known loss contingencies existed.

Note 9 - Subsequent Events

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. Continued disruption could lead to operational difficulties that could impair the Company's ability to manage its businesses and could limit its revenue due to customers reducing their level of activity or due to a sell-off in markets that would limit anticipated revenue that is based on managed assets.

As disclosed in Note 2, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of $1,579,914 as of December 31, 2022, and has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions to the banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company evaluated subsequent events through April 14, 2023, which is the date the financial statement was issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement other than those described above.

Note 10 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,709,775, which was $1,609,775 in excess of required minimum net capital of $100,000. The Company's net capital ratio was 0.23 to 1.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.